Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 6 DATED APRIL 25, 2016
TO THE OFFERING CIRCULAR DATED JANUARY 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated January 5, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend.

Declaration of Dividend

On April 20, 2016, Fundrise Equity REIT, LLC (the “Company”) announced a daily distribution of $0.0021917808 per share (the “Daily Distribution Amount”) (which equates to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on May 1, 2016 and ending on June 30, 2016 (the “May and June 2016 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the May and June 2016 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2016. While the Company’s manager is under no obligation to do so, the annualized basis return assumes that the manager will declare distributions in the future similar to the distributions disclosed herein.